1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 29, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 407

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 407 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Company:

iShares MSCI Emerging Workforce ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of the MSCI Emerging + Frontier Markets Workforce Index (the “Underlying Index”), which has been developed by MSCI Inc. (“MSCI”). The Underlying Index is designed to track the equity performance of companies in countries from the universe of MSCI Emerging + Frontier Markets Index (the “Parent Index”) that have favorable demographic criteria. The Underlying Index selects countries based on the following demographic criteria: a higher percentage of population below a specified age and the potential for a greater number of higher productivity employment opportunities based on higher education levels, higher relative urbanization and lower dependency on agriculture.

The constituents of the resulting eligible countries are market-capitalization weighted. Countries with less than 0.25% market capitalization weight are excluded and the weights of the remaining countries are rescaled proportionately. The maximum market capitalization of country weights are capped at 20% and the remaining countries’ weights are rescaled proportionately. Once country weights are determined, securities within each country are weighted by their market capitalization within their country weights.

As of October 1, 2014, the Underlying Index consisted of 467 companies from the following 14 countries: Argentina, Brazil, Chile, China, Colombia, Egypt, Indonesia, Kuwait, Malaysia, Mexico, Peru, Philippines, South Africa and Turkey. The Underlying Index may include large- and mid-capitalization companies, and components primarily include financials, consumer staples and telecommunications companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Fee information will be specific to this Fund.

The Amendment follows the general format used in prior Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 384 filed pursuant to Rule 485(a)(2) on July 23, 2014 relating to the iShares MSCI Emerging Markets Horizon ETF, which became effective on October 6, 2014.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 384, filed pursuant to Rule 485(a)(2) on July 23, 2014, which became effective on October 6, 2014.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes,” “Shareholder Information – Taxes on Distributions,” “Shareholder Information – Creations and Redemptions,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Investment Restrictions,” “Continuous Offering,” “Management,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and

Distribution Services – Portfolio Managers,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Code of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Brokerage Transactions,” “Additional Information Concerning the Company – Termination of the Company or the Fund,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” “Financial Statements,” “Miscellaneous Information”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin
Benjamin Haskin

cc:	Edward Baer, Esq.

Michael Gung

Katherine Drury

Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).